# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Checkpoint Therapeutics, Inc., CIK 0001651407
CUSIP: 162828206
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 95 Sawyer Road, Suite 110, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 05/30/2025
Filed by CIK 0001429260
Persons authorized to receive notices and communications: Fortress Biotech, Inc., 1111 Kane Concourse, Suite 301, Bay Harbor Island, Florida (FL), 33154, (718) 652-4500

## Reporting persons
- Fortress Biotech, Inc. (CIK 0001429260): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Checkpoint Therapeutics, Inc.
Address of issuer's principal executive offices: 95 Sawyer Road, Suite 110, Waltham, Massachusetts (MA), 02453
Comment: This Amendment No. 11 to Schedule 13D (this "Amendment No. 11") amends and supplements the Schedule 13D filed on May 26, 2017 (as amended and supplemented prior to the filing of this Amendment No. 11, the "Original Schedule 13D" and together with this Amendment No. 11, the "Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock") of Checkpoint Therapeutics, Inc. (the "Issuer"), by Fortress Biotech, Inc. (the "Reporting Person"). The Items below amend the information disclosed under the corresponding Items of the Original Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of the Reporting Person pursuant to Rule 13d-1 of Regulation D-G under the Act.
Residence or business address: The address of the Reporting Person's principal business and principal office is 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida 33154.
Present principal occupation or employment: The principal business of the Reporting Person is acquiring, developing and commercializing novel pharmaceutical and biotechnology products both within the Reporting Person and through certain of its subsidiary companies.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the state of Delaware.

## Item 4. Purpose of Transaction
Purpose of transaction:
Merger Agreement. On March 9, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Sun Pharmaceutical Industries, Inc., a Delaware corporation ("Parent"), and Snoopy Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"). On May 30, 2025 (the "Closing Date"), Merger Sub merged with and into the Issuer pursuant to the Merger Agreement, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger").

As a result of the Merger, each issued and outstanding share of capital stock in the Issuer that was previously held by the Reporting Person (including both Common Stock and separately-held Class A Common Stock) was automatically canceled and ceased to exist and was converted into the right to receive: (i) $4.10 in cash, without interest, and (ii) one non-tradable contingent value right (a "CVR"), which represents the right to receive a contingent cash payment of up to $0.70 upon the achievement of a specified milestone.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the Merger, the Reporting Person does not beneficially own any shares of the Issuer's common stock or Class A common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Merger, the Reporting Person does not beneficially own any shares of the Issuer's common stock or Class A common stock.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 11, the Reporting Person has not effected any transaction in the Issuer's common stock during the past 60 days, other than the transfer of an aggregate of 100,000 shares of the Issuer's common stock to Lindsay A. Rosenwald, M.D., the Reporting Person's Chairman, President and Chief Executive Officer, and Michael S. Weiss, the Reporting Person's Executive Vice Chairman, upon their exercise of certain previously outstanding Common Stock Warrants dated July 15, 2015, as amended by the Amended and Restated Common Stock Warrant dated December 12, 2016, originally issued by the Reporting Person to such individuals.
Other persons with the right to receive dividends or sale proceeds: No person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of common stock and Class A common stock reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On the Closing Date, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's common stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented as follows: The information set forth in Item 4 of this Amendment No. 11 is incorporated by reference into this Item 6 as if restated in full.

## Signatures
- Fortress Biotech, Inc.: /s/ Lindsay A. Rosenwald, Lindsay A. Rosenwald, M.D. / Chairman, President and Chief Executive Officer (06/03/2025)